UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated January 30, 2013.

Exhibit 99.1

SALE OF GOLAR MARIA TO GOLAR LNG PARTNERS L.P.

Golar LNG Limited ("Golar" or the "Company") announced today that it has entered into an agreement to sell the company that owns and operates the LNG Carrier Golar Maria, together with its time-charter, to Golar LNG Partners L.P. ("Golar LNG Partners") for a price of USD215 million.  The transaction is subject to the satisfaction of certain closing conditions.

The Company expects to reinvest a significant part of the net proceeds received from the sale in its newbuilding program and other capital projects.

This is the fourth vessel acquisition facilitated by Golar's corporate structure since Golar LNG Partners' IPO, proving again the efficiency of the structure when it comes to the monetization of long term contracts that simultaneously grow Golar LNG Partners.

Hamilton, Bermuda

January 30, 2013

Enquiries:

Golar Management Limited - + 44 207 063 7900

Stuart Buchanan

Brian Tienzo

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: January 30, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer